Authorization and Designation
to Sign and File
Section 16 Reporting Forms

 The undersigned, a Director and/or Executive Officer of Ampco-Pittsburgh
Corporation,
a Pennsylvania corporation (the "Corporation"), does hereby authorize and designate Rose
Hoover to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of
the Corporation pursuant to the requirements of Section 16 of the Securities
Exchange Act of
1934 ("Section 16").  This authorization, unless earlier revoked by the undersigned in writing,
shall be valid until the undersigned's reporting obligations under Section 16 with respect to
equity securities of the Corporation shall cease.
 IN WITNESS WHEREOF, the undersigned has executed this Authorization and
Designation as of the 2nd day of June, 2015.

      __         s/Robert G. Carothers______________
                      Robert G. Carothers